SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2005

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     T            Form 40-F
                   ---------                 ---------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes                        No    T
            ---------                   ---------

     (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )


        N/A

This Form 6-K consists of:

The announcement of one-off governmental compensation received by China Petroleum & Chemical corporation (the "Registrant"), made by the Registrant in English on December 27, 2005.

                                   SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 China Petroleum & Chemical Corporation



                                                        By: /s/ Chen Ge
                                                            -----------

                                                          Name: Chen Ge

                             Title: Secretary to the Board of Directors



Date: December 27, 2005

                              [GRAPHIC OMITTED]
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                              (Stock Code: 0386)

               Announcement of one-off Governmental Compensation

The international prices of crude oil continued to rise in 2005 and maintained at a high level. This created a distortion of the correlation of domestic refined oil product prices and the crude oil prices. China Petrochemical Corporation ("Sinopec Group Company") recently received notice from the Ministry of Finance (Caiqi [2005] No. 298) that the Ministry of Finance will provide Sinopec Group Company a one-off compensation of RMB10 billion, of which China Petroleum & Chemical Corporation and its subsidiaries, (the "Company") will receive a one-off compensation of RMB 9.415 billion. The compensation will be recorded as part of the total profits of the Company for 2005 (before tax) and will be subject to profits tax.

This announcement is made pursuant to Rule 11 of the Listing Rules of the Shanghai Stock Exchange.

                                           By Order of the Board
                                   China Petroleum & Chemical Corporation
                                                  Chen Ge
                                    Secretary to the Board of Directors

Beijing, PRC, 27 December 2005

As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong; the non-executive directors of Sinopec Corp. are Messrs. Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of Sinopec Corp. are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Sinopec Corp. is Mr. Cao Yaofeng.